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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 5)*

COLLECTORS UNIVERSE, INC.

(Name of Issuer)

COMMON STOCK, $.001 par value

(Title of Class of Securities)

19421R200

(CUSIP Number)

ERIN WHITE

8435 KATY FREEWAY

HOUSTON, TEXAS 77024

(713) 464-6868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

MAY 4, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 19421R200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RICHARD KENNETH DUNCAN SR.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,345,982
8. Shared Voting Power -0-
9. Sole Dispositive Power 1,345,982
10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,982
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (See Instructions) IN

THIS AMENDMENT NO. 5 RELATES TO AMENDMENT NO. 4 TO THE SCHEDULE 13D FILED ON BEHALF OF THE REPORTING PERSON WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON MAY 12, 2009. THE TEXT OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS: ITEM 3, ITEM 5 AND ITEM 7 ARE AMENDED AND RESTATED IN THEIR ENTIRETY.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by the Reporting Person to purchase the 1,345,982 shares of Common Stock he directly owns was $4,852,461.34 (excluding brokerage commissions). All of the shares of Common Stock were purchased with personal funds.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 1,345,982 shares of Common Stock, which represents 14.7% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Person, as reported in this Schedule 13D/A, was calculated based on 9,158,343 shares of Common Shares outstanding as of April 28, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 11, 2009.

(b) The Reporting Person has the sole power to vote and dispose of 1,345,982 shares of Common Stock.

(c) The transactions in the Issuer’s shares of Common Stock by the Reporting Person in the last 60 days are listed on Exhibit 1 attached hereto and made a part hereof. All such transactions were effected in the open market on the NASDAQ Global Market.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 – Schedule of Transactions

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2009

Date

/s/ Richard K. Duncan, Sr.

Signature

Richard Kenneth Duncan, Sr.

Name/Title

Exhibit 1—Schedule of Transactions

Date of Transaction	No. of Shares	Price Per Share	Total Pur Price
3/5/09	1,163	$3.37	$3,919.31
3/5/09	3,200	$3.3599	$10,751.68
3/6/09	400	$3.38	$1,352.00
3/9/09	659	$3.30	$2,174.70
3/9/09	100	$3.31	$331.00
3/9/09	1,500	$3.35	$5,025.00
3/10/09	500	$3.35	$1,675.00
3/10/09	100	$3.38	$338.00
3/10/09	4,795	$3.40	$16,303.00
3/18/09	300	$3.78	$1,134.00
3/18/09	10,300	$3.79	$39,037.00
3/20/09	300	$3.78	$1,134.00
3/20/09	8,700	$3.85	$33,495.00
3/30/09	800	$3.81	$3,048.00
3/30/09	6,700	$3.82	$25,594.00
3/13/09	6,200	$3.70	$22,940.00
3/30/09	11,778	$3.85	$45,345.30
4/14/09	31,118	$4.01	$124,783.18
4/30/09	250	$3.89	$972.50
4/30/09	300	$3.95	$1,185.00
4/30/09	600	$3.90	$2,340.00
4/30/09	2,750	$3.9099	$10,752.23
4/30/09	3,080	$3.91	$12,042.80
4/30/09	1,200	$3.98	$4,776.00
4/30/09	320	$3.99	$1,276.80
4/30/09	10,430	$4.00	$41,720.00
5/1/09	440	$3.95	$1,738.00
5/1/09	100	$3.96	$396.00
5/1/09	2,210	$3.97	$8,773.70
5/1/09	1,500	$3.9799	$5,969.85
5/1/09	100	$3.98	$398.00
5/1/09	100	$3.99	$399.00
5/1/09	3,000	$4.00	$12,000.00
5/4/09	1,100	$3.98	$4,378.00
5/4/09	100	$3.99	$399.00
5/4/09	10,943	$4.00	$43,772.00
5/4/09	100	$4.10	$410.00
5/4/09	2,000	$4.13	$8,260.00
5/4/09	2,300	$4.14	$9,522.00
5/4/09	13,100	$4.15	$54,365.00
5/5/09	600	$4.09	$2,454.00
5/6/09	4,544	$3.96	$17,994.24
5/6/09	100	$4.01	$401.00
5/6/09	500	$4.02	$2,010.00
5/6/09	3,900	$4.03	$15,717.00
5/6/09	2,700	$4.0390	$10,905.30
5/6/09	800	$4.04	$3,232.00
5/6/09	8,000	$4.07	$32,560.00
5/6/09	3,600	$4.1190	$14,828.40
5/6/09	2,150	$4.12	$8,858.00
5/13/09	2,792	$4.10	$11,447.20
5/14/09	4,500	$4.09	$18,405.00